SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Launches $65 million Share Offering

Reston, Virginia and Montpellier, France – January 31, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today announced it has launched a share offering to raise $65 million (approximately EUR 53.6 million) primarily to repay more than half of the Company’s total debt.

Holders of the Company’s ordinary shares as of the close of business in Paris on January 31, 2006, will receive free of charge one warrant for each share they hold. 16 warrants will provide their holder the right to purchase 45 new shares. The exercise price is 1.04 euros per new share. The exercise period will start on February 1 and it will end on February 15, 2006. Subscription rights will be listed on Euronext Paris starting February 1, 2006.

Holders of the Company’s American Depositary Shares as of the close of business in New York on January 31, 2006 will receive free of charge one ADS warrant for each ADS they hold. 32 ADS warrants will provide their holder the right to purchase 90 new ADSs. Each ADS represents one half of one share. The exercise price is 0.52 euro per new ADS. Holders of ADSs will have to deposit U.S. $0.66 with The Bank of New York for each share they wish to purchase, to cover possible currency exchange rate movements and expenses. The ADS warrant exercise period will start on February 1 and will end on February 13, 2006. ADS warrants will not be transferable.

Genesys expects the offering to generate proceeds of U.S. $65 million (approximately EUR 53.6 million). The proceeds will be used primarily to prepay amounts outstanding under the company’s principal credit facility, which was amended as part of the overall financial restructuring on January 27, 2006, subject to a fully subscribed share offering. If the offering is fully subscribed, the amount outstanding under the credit facility will decline to approximately U.S.$38 million (approximately EUR 31 million).

As part of the share offering and overall recapitalization of Genesys, the lenders under Genesys’ principal credit facility have agreed to purchase any shares that are not subscribed by warrant holders. If the purchase agreement would result in the lenders holding one-third or more of Genesys’ total share capital (a threshold that would otherwise require them to launch a mandatory tender offer under French Law), the lenders will initially acquire shares that would keep them below this threshold, and their agreement to acquire the remainder will be subject to certain conditions, including approval by an extraordinary general shareholders’ meeting.

On January 10, 2006, the Autorité des marchés financiers granted a waiver from the French mandatory tender offer rules that will apply if certain lenders (or their representative) come to hold more than one-third of Genesys’ share capital following the extraordinary general shareholders’ meeting.

The French language prospectus that received the visa of the Autorité des Marchés Financiers on January 30, 2006 under number 06-028 is available on the website of the Autorité des marches Financiers: www.amf-france.org, on the Genesys website www.genesys.com, and upon request at the company: 954, avenue Jean Mermoz 34000 Montpellier – Tel: 04.99.13.27.67. A summary of the Note d’Opération will be published on February 1, 2006 in the newspaper Les Echos.

A registration statement relating to the new Genesys shares to be issued in the rights offering (the "Shares") has been filed with the Securities and Exchange Commission on January 30, 2006. A copy of this registration statement is available on the Genesys website www.genesys.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 territories across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer
Phone: +1 703 736-7100
michael.savage@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703 736-7100
marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer